SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2006

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)

                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       |X| Form 20-F         |_| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_| Yes               |X| No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 6, 2006.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AMERICAN ISRAELI PAPER MILLS LTD.

                                             (Registrant)

                                             By: /s/ Lea Katz
                                                 -------------------------------
                                                 Name:  Lea Katz
                                                 Title: Corporate Secretary

Dated: March 7, 2006

                                  EXHIBIT INDEX
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      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

         1.                 Press release dated March 6, 2006.

                                    EXHIBIT 1


[COMPANY LOGO]



                                              NEWS

                                              Client:  American Israeli
                                                       Paper Mills Ltd.

                                              Agency Contact:  Philip Y. Sardoff

                                              For Release:     IMMEDIATE


AMERICAN ISRAELI PAPER MILLS ANNOUNCES RETIREMENT OF THE CHAIRMAN OF THE BOARD


HADERA, Israel, March 6 /PRNewswire-FirstCall/ -- American Israeli Paper Mills Ltd. (Amex: AIP - News; the "Company" or "AIPM") reported that the Chairman of the Board, Mr. Yaki Yerushalmi, announced today his intention to retire. The date of the retirement will be coordinated with the Board in order to enable a smooth succession.

Mr. Yerushalmi said, "After 37 years of work at AIPM, of which 10 years as General Manager of Hogla, 17 years as the CEO of AIPM and 5 years as chairman of the AIPM group, years of fruitful doings and creations, backed by ample support from the board of directors along the way, I feel I have done all there is to do within my capacity for the group. I have initiated moves and did all what I could, enjoying every moment during the process and having special personal relationships with the employees, the managers, the board members and AIPM's international partners.

"Today, one year after the organizational changes and the stepping in of Avi Brener as the CEO of the group, I am confident that my leaving the group after so many years will not cause unnecessary turbulence.

"The rooted organizational culture, the internal strengths of the employees as well as the managers, their unlimited commitment to further develop the group, are the assurances for the continuance of building the organization's strengths under the management of the CEO, its drive and renewal.

"I have been fortunate to be a part of the AIPM group for so long and to lead processes which contributed to its strengthening and reinforcement. I am grateful to all who accompanied me along the way and contributed their share to the success of the group."